Exhibit 99.4

CIG WIRELESS CORP.

COMPENSATION COMMITTEE CHARTER

Role

The Compensation Committee’s role is to discharge the responsibilities of the Board of Directors (the “Board”) of CIG Wireless Corp. (the “Company”) relating to compensation of the Company’s executive officers, the adoption of policies that govern the Company’s compensation and benefit programs, oversight of plans for executive officer development and succession, and to fulfill the responsibilities set forth in this Charter.

Membership

The members of the Committee will be appointed by the Board and will consist of at least two (2) independent members of the Board. Each member of the Committee will be “independent” in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) and the rules of the Nasdaq Stock Market, a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and at least two of the Committee members will qualify as “outside directors” under Section 162(m) of the Internal Revenue Code of 1986.

Unless the chair of the Committee is elected by the Board, the members of the Committee shall designate a chair by the majority vote of the full Committee membership. The Committee may change the chair at any time.

The Chairman of the Board or any member of the Committee may call meetings of the Committee. Each appointed Committee member will be subject to annual reconfirmation and may be removed by the Board at any time.

Operations

The Committee shall meet at least four times a year. Additional meetings may occur as the Committee or its chair deems advisable. The Committee will meet periodically in executive session without Company management present. The Committee will cause to be kept adequate minutes of its proceedings, and will report on its actions and activities at the next quarterly meeting of the Board. Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent. The Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board. The Committee is authorized to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter, (b) any provision of the Bylaws of the Company, or (c) the laws of the state of Nevada.

Authority

The Committee will have the resources and authority necessary to discharge its duties and responsibilities. The Committee has sole authority to retain and terminate outside counsel, compensation consultants, or other experts or consultants, as it deems appropriate, including sole authority to approve the fees and other retention terms for such persons. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all necessary steps to preserve the privileged nature of those communications.

Except as otherwise delegated by the Board or the Committee, the Committee will act on behalf of the Board.

CIG WIRELESS CORP. - COMPENSATION COMMITTEE CHARTER

The Committee may form and delegate authority to subcommittees and may delegate authority to one or more designated members of the Committee. The Committee may delegate to one or more executive officers the authority to make grants of equity-based compensation to eligible individuals who are not executive officers. Any executive officer to whom the Committee grants such authority shall regularly report to the Committee grants so made and the Committee may revoke any delegation of authority at any time.

Responsibilities

The principal responsibilities of the Compensation Committee are as follows:

1.	Board Compensation. Periodically review the compensation paid to non-employee directors and make recommendations to the Board for any adjustments. No member of the Committee will act to fix his or her own compensation except for uniform compensation to directors for their services as a director.

2.	Chief Executive Officer Compensation.

a.	Assist the Board in establishing CEO annual goals and objectives.

b.	Recommend CEO compensation to the other independent members of the Board for approval. The CEO may not be present during deliberations or voting concerning the CEO's compensation.

3.	Other Executive Officer Compensation.

a.	Oversee an evaluation of the performance of the Company's executive officers and approve the annual compensation, including salary and incentive compensation, for the executive officers.

b.	Review the structure and competitiveness of the Company’s executive officer compensation programs considering the following factors: (i) the attraction and retention of executive officers; (ii) the motivation of executive officers to achieve the Company’s business objectives; and (iii) the alignment of the interests of executive officers with the long-term interests of the Company’s shareholders.

c.	Review and approve compensation arrangements for new executive officers and termination arrangements for executive officers.

4.	Other Officer Compensation. Review and approve the compensation structure for executives at the level of senior vice president and above, other than executive officers.

5.	Development and Succession Planning. Review and discuss with the CEO and report to the Board plans for executive officer development and corporate succession plans for the CEO and other executive officers.

6.	General Compensation Oversight. Monitor and evaluate matters relating to the compensation and benefits structure of the Company as the Committee deems appropriate, including:

a.	Provide guidance to management on significant issues affecting compensation philosophy or policy.

b.	Provide input to management on whether compensation arrangements for Company executives incentivize unnecessary and excessive risk taking.

c.	Review and approve policies regarding CEO and other executive officer compensation.

CIG WIRELESS CORP. - COMPENSATION COMMITTEE CHARTER

7.	Equity and Other Benefit Plan Oversight.

a.	Serve as the "Committee" established to administer the Company’s equity-based and employee benefit plans, and perform the duties of the Committee under those plans. The Compensation Committee may delegate those responsibilities to senior management as it deems appropriate.

b.	Appoint and remove plan administrators for the Company’s retirement plans for the Company’s employees and perform other duties that the Board may have with respect to the Company’s retirement plans.

8.	Compensation Consultant Oversight.

a.	Retain and terminate compensation consultants that advise the Committee, as it deems appropriate, including approval of the consultants’ fees and other retention terms.

b.	Ensure that the compensation consultant retained by the Committee is independent of the Company.

9.	Disclosure. Discuss with management the Company’s Compensation Discussion and Analysis (“CD&A”) for the annual proxy statement; based on the review and discussion, recommend to the Board that the CD&A be included in the Company’s annual report or annual proxy statement; and produce an annual report of the Compensation Committee on executive compensation for the Company’s annual proxy statement in compliance with and to the extent required by applicable Securities and Exchange Commission rules and regulations and relevant listing authority.

10.	Other Responsibilities

a.	Regularly review and make recommendations to the Board about changes to the charter of the Committee.

b.	Obtain or perform an annual evaluation of the Committee's performance and make applicable recommendations.

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